Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5548 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5548		E-mail Address benjamin.ruano@stblaw.com

VIA EDGAR	April 21, 2022

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-08932) Responses to Comments on Post-Effective Amendment No. 140

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Samantha A. Brutlag

Dear Ms. Brutlag:

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds” or the “Registrant”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 8, 2022 regarding Post-Effective Amendment No. 140 (the “Amendment”) to Artisan Partners Funds’ Registration Statement on Form N-1A. Artisan Partners Funds filed the Amendment pursuant Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 24, 2022 for the purpose of registering a new class of Artisan Sustainable Emerging Markets Fund (the “Fund”), an existing series of the Registrant. To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in Artisan Partners Funds’ amendment pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”).

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

Prospectus

1.	Comment: Please provide the completed Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Prospectus in advance of filing the 485(b) Amendment.

Response: Please see the completed “Fees and Expenses of the Fund” section attached hereto as Appendix A.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

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2.

Comment: Please note that Instruction 3(e) to Item 3 of Form N-1A requires that disclosure be included which describes, among other things, who can terminate expense reimbursement or fee waiver arrangements and under what circumstances. Accordingly, please disclose in the footnote to the Annual Fund Operating Expenses table regarding the expense waiver arrangement with respect to the Fund who can terminate the arrangement and under what circumstances, namely that only the Board of Directors of the Registrant may terminate such arrangement before the stated expiration date.

Response: In response to the Staff’s comment, the following changes will be reflected in the 485(b) Amendment (additions denoted by underline and deletions by ~~strikethrough~~):

Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incidental to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.05% of the average daily net assets of Advisor Shares. This contract continues through 31 January 2024 and may be modified or discontinued prior to such date only with the approval of the Board of Directors of Artisan Partners Funds.~~.~~

3.

Comment: Please confirm whether Artisan Partners Limited Partnership (“Artisan Partners”), the Fund’s investment adviser, can recoup any fees or expenses waived or reimbursed under the expense limitation arrangements with respect to the Fund.

Response: The Registrant confirms that Artisan Partners has no contractual right to recoup fees or expenses that have been waived or reimbursed under its expense limitation arrangement with the Fund.

4.

Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section states that “as part of its sustainability assessment, the team generates an overall sustainability score from 1 (lowest) to 5 (highest) based on separate incident-based scores and empirical scores. The team derives the incident-based scores from data provided by a third-party provider, which considers the frequency and severity of ESG-related incidents to measure positive or negative change over time and rate a company’s ESG risk.” Please identify the third-party provider referenced in the forgoing disclosure or otherwise, if there are multiple third-party providers, the primary third-party provider.

Response: The Registrant respectfully notes that the Fund’s investment team has sole discretion to determine the third-party provider(s) used as part of its sustainability

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assessment.    Accordingly, such third-party provider(s) may vary over time and/or may vary based on need for data specific to an issuer. In addition, data from third party vendors is only one input among a wide set of data inputs used by the investment team in assessing issuers in connection with its sustainability assessment and, therefore, naming specific third-party providers may overemphasize their importance in the investment team’s proprietary assessment process.

The Registrant respectfully believes that current disclosure adequately addresses material information regarding the investment team’s methodology and respectfully declines to make the requested change.

5.

Comment: The Staff notes its position that funds with “sustainable” in their names should adopt an 80% investment policy to investment in securities of “sustainable” issuers pursuant to Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, please include in disclosure the Fund’s 80% investment policy with respect to “sustainable” issuers in addition to the existing 80% investment policy with respect to issuers in emerging and less developed markets.

Response: The Registrant respectfully notes that the Names Rule generally requires that if a fund’s name suggests a particular type of investment, industry or geographic focus, then the fund must invest 80% of its assets in the type of investment industry, country, or geographic region suggested by the name. The Staff stated in the releases proposing and adopting the Names Rule that the Names Rule does not apply to fund names that describe a fund’s investment style or strategy. The Registrant respectfully believes that its use of “sustainable” in the Fund’s name suggests a type of investment strategy as opposed to a type of investment. In the context of the investment approach employed by the investment team, this term connotes subjective factors that are considered, among other factors, in the investment process, rather than types of securities. Accordingly, the Registrant believes that the Names Rule does not apply to its use of “sustainable” in the Fund’s name.

6.

Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section states that “[t]he Fund is non-diversified, which means that it may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. As a result, a high percentage of the Fund’s total assets may be invested in a particular company, sector or industry.” Please confirm that the Fund’s investment strategy is consistent with its fundamental policy to not “invest more than 25% of its total assets … in the securities of one or more issuers in any particular industry…” and consider revising disclosure in the “Principal Investment Strategies” section to clarify that the Fund may not concentrate in any particular industry.

Response: The Registrant confirms that the Fund’s investment strategy remains consistent with its fundamental policy to not concentrate in any particular industry. As is typical with funds that are non-diversified and have a policy not to concentrate in a particular industry or group of industries, the Registrant does not believe it is

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necessary to include its policy not to concentrate in the Prospectus. Accordingly, the Registrant respectfully declines to make the requested change.

7.

Comment: The Staff notes principal risk disclosure related to “Sustainable Investing Risks” in the Principal Risks section of the Prospectus. In view of the investment team’s use of third-party providers for certain ESG-related data in connection with the investment team’s sustainability assessment, please include disclosure stating that ESG-related data provided by third-party providers may differ significantly from one another and be unreliable or inaccurate.

Response: In response to the Staff’s comment, the Registrant confirms that disclosure in the 485(b) Amendment will be revised as follows (addition denoted by underline):

Sustainable Investing Risks —When the team considers certain ESG metrics as part of its sustainability assessment and when making investment decisions, there is a risk that the Fund may forgo otherwise attractive investment opportunities and, therefore, may underperform funds that do not consider such ESG metrics or perform such sustainability assessments. For example, the team may decide not to purchase, or underweight its investment in, certain securities when they otherwise would have decided to purchase or make a more significant investment in such securities on account of other investment considerations. It is also possible that the team may decide to purchase, or overweight its investment in, certain securities based on its sustainability assessment when it might be otherwise disadvantageous to do so based on other investment considerations. Data or information from third-party research providers utilized by the team in connection with its sustainability assessments may differ from data or information provided by other third-party research providers and may be unreliable and/or inaccurate. In addition, there is a risk that the companies that the team identifies as having sustainable growth potential do not operate or perform as expected. There is no guarantee that such companies will achieve their sustainable growth potential.

Statement of Additional Information

8.

Comment: The Staff notes that Artisan Partners Funds has delegated responsibility for proxy voting to Artisan Partners. In the “Proxy Voting” section of SAI, please disclose how Artisan Partners intends to approach ESG-related proxy issues or explain to the Staff why such disclosure is not required.

Response: The Registrant believes that its existing disclosure complies with Form N-1A by, among other things, describing the policies and procedures that Artisan Partners uses to determine how to vote proxies relating to portfolio securities generally, including the procedures that Artisan Partners uses when a vote presents a conflict between the interests of shareholders, on the one hand, and those of Artisan Partners and other service providers.

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As noted in existing disclosure, “[w]hen Artisan Partners votes the Fund’s proxy with respect to a specific issuer, the Fund’s economic interest as a shareholder of that issuer is Artisan Partners’ primary consideration in determining how the proxy should be voted. Artisan Partners generally does not take into account interests of other stakeholders of the issuer or interests Artisan Partners Funds may have in other capacities. When making proxy voting decisions, Artisan Partners generally adheres to proxy voting guidelines that set forth Artisan Partners’ proxy voting positions on recurring issues and criteria for addressing non-recurring issues.”

Consistent with Artisan Partners’ proxy voting procedures, Artisan Partners generally votes proxies on ESG matters on a case-by-case basis and does not have predetermined guidelines on how it will vote on ESG-related proxy issues. Accordingly, the Registrant does not believe additional disclosure is appropriate or required under the Form.

*****

Please do not hesitate to call me at 202-636-5548 if you have any questions or require additional information.

Regards,

/s/Benjamin J.G. Ruano

Benjamin J.G. Ruano

CC:	Sarah A. Johnson

Laura E. Simpson

Young Kyung Lee

Nathan D. Briggs

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you pay if you buy and hold shares of the Fund. The table and expense example do not reflect any transaction fees or commissions that may be charged by a shareholder’s financial intermediary when buying or selling shares.

Shareholder Fees (fees paid directly from your investment)

Advisor
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses1 (expenses that you pay each year as a percentage of the value of your investment)

Advisor
Management Fees	0.85%
Distribution (12b-1) Fees	None
Other Expenses[2]	0.58
Total Annual Fund Operating Expenses	1.43
Fee Waiver and Expense Reimbursement[3]	(0.38)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.05

1 The Fund’s operating expenses reflect a reduction in management fees that was effective as of 1 March 2022.

2 Because the Fund’s Advisor Shares are new, the amount shown for “Other Expenses” is based on estimated amounts for the current fiscal year.

3 Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.05% of the average daily net assets of Advisor Shares. This contract continues through 31 January 2024 and may be modified or discontinued prior to such date only with the approval of the Board of Directors of Artisan Partners Funds.

Expense Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes a 5% return each year, and that the Fund’s operating expenses are equal to Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement in the first year and Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor	$107	$415	$745	$1,680